

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 19, 2018

Via E-mail
Mr. Jai Agarwal
Chief Financial Officer
Apollo Commercial Real Estate Finance, Inc.
9 West 57th Street, 43rd Floor
New York, NY 10019

> **Re: Apollo Commercial Real Estate Finance, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 14, 2018**
> **File No. 001-34452**

Dear Mr. Agarwal:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                              Sincerely,

                              /s/ Kristi Marrone

                              Kristi Marrone
                              Staff Accountant
                              Office of Real Estate and
                              Commodities